Interim Financial Information

Flex LNG Ltd.

Third Quarter 2022
November 15, 2022

November 15, 2022 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the nine months ended September 30, 2022.

Highlights:
•Vessel operating revenues of $91.3 million for the third quarter 2022, compared to $84.2 million for the second quarter 2022.
•Net income of $46.6 million and basic earnings per share of $0.88 for the third quarter 2022, compared to net income of $44.3 million and basic earnings per share of $0.83 for the second quarter 2022.
•Average Time Charter Equivalent1 ("TCE") rate of $75,941 per day for the third quarter 2022, compared to $70,707 per day for the second quarter 2022.
•Adjusted EBITDA1 of $70.9 million for the third quarter 2022, compared to $66.1 million for the second quarter 2022.
•Adjusted net income1 of $42.2 million for the third quarter 2022, compared to $31.6 million for the second quarter 2022.
•Adjusted basic and diluted earnings per share1 of $0.79 for the third quarter 2022, compared to $0.60 for the second quarter 2022.
•In September 2022, the Company signed a $150 million term loan facility for the financing of Flex Enterprise.
•In November 2022, the Company received a credit approved term sheet for a $150 million term loan facility for the re-financing of Flex Resolute.
•In November 2022, the Company received a credit approved term sheets for a $330 million sale and leaseback agreement for the re-financing of Flex Amber and Flex Artemis.
•As per date of this report, the Company has SOFR and LIBOR based interest rate swaps with aggregate notional principals of $381 million and $260 million respectively. The weighted average SOFR interest rate is 1.32% with weighted average duration of 5.3 years. Whilst the weighted average LIBOR interest rate is 1.11% with a weighted average duration of 2.6 years.
•The Company declared a dividend for the third quarter 2022 of $0.75 per share.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss)* and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

1	Flex LNG Ltd. Third Quarter Results 2022

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“During the third quarter, Flex Enterprise and Flex Amber commenced their new seven-year Time Charters agreed in June 2022. Additionally, Flex Aurora was delivered to Cheniere as the fifth and last ship under the agreement announced in April 2021. Hence, Flex LNG today have 12 LNG carriers on fixed hire Time Charters and one ship, Flex Artemis, on a variable time charter. Our first fully open ship, after charterer's options, is in the middle of 2026 with three other ships coming open in 2027. Today, with 2027 the earliest newbuilding delivery window and newbuilding prices at around $250 million, we are therefore upbeat about the prospects of re-contracting our ships at attractive levels thereby adding further backlog to the Company.

For the third quarter, Revenues came in at $91 million in line with previous guidance of approximately $90 million. Net income came in at a healthy $47 million equivalent to $0.88 per share. For the first nine months of 2022, total Net income is $147 million, fuelled by $75 million gains on interest rate derivatives, as we have been ahead of the curve locking in long term interest rates at very attractive levels before Federal Reserve started to hike rates. Adjusted Net income, whereby unrealized gains on derivatives and non-recurring items are eliminated came in at $42 million equivalent to $0.79 per share for the quarter.

Following the completion of Balance Sheet Optimization Phase 1 in July where we raised $137 million of fresh cash by refinancing six of our ships, we announced Phase 2 of our Balance Sheet Optimization Program. Under Phase 2 we will optimize financing for the remaining seven ships in the fleet with the aim of increasing our cash position by a further $100m while at the same time improving our overall financing terms. We have now secured refinancing for four of the seven ships with net proceeds of $110 million. We are thus already ahead of the $100 million target, and we expect the cash release to grow further as we are also making good progress on the refinancing of the remaining three ships. In total, we now expect that the Balance Sheet Optimization Program will at least release $300 million in cash. Our cash position is already at a healthy $271 million at quarter end thus we expect this number to move upward as we are completing these refinancings.

Given the strong freight market, our extensive contract backlog and our super strong financial position we are therefore today pleased to declare an ordinary quarterly dividend of $0.75 per share which should provide our shareholders with an attractive yield of approximately 10 per cent.”

Business Update and Fleet Overview
In June 2022, the Company announced fixed rate time charters for Flex Amber and Flex Enterprise with a supermajor, to replace the existing variable rate time charters in respect of these vessels. The duration of both the time charters is seven years and both commenced in the third quarter 2022, with an expiry in the third quarter 2029.

2	Flex LNG Ltd. Third Quarter Results 2022

In June 2022, the Company signed a 10 year fixed rate time charter for Flex Rainbow with a large global trading company. The time charter will commence in direct continuation of the existing charter, which is expected to expire in the first quarter 2023.

In September 2022, Flex Aurora commenced her fixed rate time charter with Cheniere scheduled to end in the second quarter 2026, with charterers options that could extend this to the second quarter 2028.

In September 2022, the Company held it's Annual General Meeting and it was resolved that all Directors were re-elected and Susan Sakmar was elected as Director.

The Company's fleet has zero open days in 2022 and 2023, whereby one vessel is exposed to the spot market via a variable rate long term charter and 12 vessels are on fixed rate long term charters. As of the date of this report, the contract backlog for our Time Charters is 49 years. Including charterer's options, the contract backlog may increase to 77 years. Our next open vessels will be in 2024 at the earliest, depending on charterers' decisions to utilize the extension options.

The following table sets forth an overview of Our Fleet as of November 15, 2022:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2027
Flex Enterprise	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2025	Q1 2027
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	DSME	173,400	MEGI+PRS	0.075%	Q2 2024	Q2 2027
Flex Courageous	2019	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q1 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q3 2029	NA
Flex Artemis	2020	DSME	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	DSME	173,400	MEGI+FRS	0.035%	Q1 2025	Q1 2029
Flex Freedom	2021	DSME	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2024	Q2 2026

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4)	Where charterer's have option(s) to be declared on a charter; the expiration provided assumes all options have been declared for illustrative purposes.

3	Flex LNG Ltd. Third Quarter Results 2022

Finance update
As of September 30, 2022, the Company had cash, cash equivalents and restricted cash of $271.2 million, which includes the fully drawn revolving tranche of $250.0 million under the $375 Million Facility.

As of September 30, 2022, the Company had total long-term debt of $1,694.1 million, with the current portion and non-current portion of long-term debt split as $93.8 million and $1,600.3 million respectively.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of September 30, 2022, the Company has fixed the interest rate on an aggregate notional principal of $710.0 million. The interest rate swaps with a fixed rate of interest based on LIBOR have an aggregate notional principal of $260.0 million and a weighted average fixed interest rate of 1.11% for a weighted average duration of 2.6 years. The interest rate swaps with a fixed rate of interest based on SOFR have a aggregate notional principal of $450.0 million and a weighted average fixed interest rate of 1.90% for a weighted average duration of 9.6 years.

In August 2022, the Company terminated three interest rate swap agreements with an amortized aggregate notional principal of $143.4 million. The terminated swaps had a weighted average fixed interest of 0.92% swapped for LIBOR and a weighted average remaining duration of 2.92 years. The terminated swaps had a positive fair value position at the date of termination of $9.4 million.

In September 2022, the Flex Endeavour was re-delivered to the Company following the $137 million re-purchase option, declared in June 2022, under the Hyundai Glovis Sale and Charterback agreement. In connection with the re-delivery, the Company also made the final drawdown of $125.0 million under the term tranche of the $375 Million Facility, signed in March 2022.

In September 2022, the Company signed a $150 million term loan facility ("Flex Enterprise Term Facility") with a syndicate of banks as part of the financing of the vessel Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million ("Tranche A") and a non-amortizing tranche of $83.7 million ("Tranche B") and has an interest of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A will amortize in full over the tenor of the facility. Tranche B will be repaid on the final maturity date, hence the average age adjusted repayment profile is 20 years for the facility. The tenor of the facility is 6.75 years, back to back with the employment contract with the supermajor for the Flex Enterprise.

In October 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $150.0 million. The terminated swaps had a weighted average fixed interest of 2.31% swapped for SOFR and a weighted average remaining duration of 9.7 years. The terminated swaps had a positive fair value position at the date of termination of $14.4 million, which was paid to the Company. The Company also terminated two interest rate

4	Flex LNG Ltd. Third Quarter Results 2022

swap agreements with an aggregate notional principal of $100.0 million. The terminated swaps had a weighted average fixed interest of 1.81% swapped for SOFR and a weighted average remaining duration of 9.4 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into a new interest rate swap agreement, swapping variable rate interest based on SOFR to a fixed rate of interest of 0.95% for a notional amount of $181.0 million with a 2.5 year duration.

In November 2022, the Company received a credit approved term sheet for a $150 million term loan facility for the re-financing of Flex Resolute. The facility has an interest of SOFR plus a margin of 175 basis points per annum and has a tenor of six years, which will amortize reflecting an age adjusted repayment profile of 21 years. The facility is subject to final documentation and customary closing conditions and is targeted to be drawn in the fourth quarter 2022, replacing the existing finance for the vessel under the $629 Million Facility.

In November 2022, the Company received a credit approved term sheet for two sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis, to re-finance their existing facilities, the Flex Amber Sale and Leaseback and $629 Million Facility, respectively. Under the terms of the two agreements, the vessels will be sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and the Company has the option to extend for an additional two years. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The agreements are subject to final documentation and customary closing conditions and are expected to be completed in the first quarter 2023.

Results for the three months ended September 30, 2022 and June 30, 2022
The Company recorded vessel operating revenues of $91.3 million for the third quarter 2022, compared to $84.2 million in the second quarter 2022. The increase is principally due to the vessels Flex Enterprise and Flex Amber entering into new contracts at fixed rate hire, replacing their previously variable rate hire contracts which were at lower rates in the three months to June 30, 2022. Additionally, Flex Artemis increased revenue as a result of improved market rates on her existing variable rate hire contract.
Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.4 million in the third quarter 2022, compared to $0.5 million in the second quarter 2022.

Vessel operating expenses were $17.5 million in the third quarter 2022, compared to $15.4 million in the second quarter 2022. This is due to more expensive air flights, COVID related costs and more extended handover procedures as well as a decrease in the amount of supplier rebates received.

5	Flex LNG Ltd. Third Quarter Results 2022

Administrative expenses were $2.3 million in the third quarter 2022, compared to $1.8 million in the second quarter 2022.

Depreciation was $18.2 million in the third quarter 2022, compared to $18.0 million in the second quarter 2022.

Interest income was $0.6 million in the third quarter 2022, compared to $0.3 million in the second quarter 2022. The increase is primarily due to the increase in the floating rate of interest.

Interest expense was $21.6 million in the third quarter 2022, compared to $15.9 million in the second quarter 2022.The increase is primarily due to the increase in the floating rate of interest, based on SOFR and LIBOR.

Extinguishment of long-term debt was $12.6 million in the third quarter 2022, compared to $1.7 million in the second quarter 2022. In the third quarter 2022, the Company recorded costs of $12.6 million upon the re-delivery of Flex Enterprise and Flex Endeavour from Hyundai Glovis, which included $10.9 million of extinguishment costs paid on long-term debt and $1.7 million write-off of unamortized debt issuance costs. In the second quarter 2022, the Company recorded a write-off of unamortized debt issuance costs of $1.7 million relating to the re-financing of; the $100 Million Facility, $250 Million Facility, the Flex Rainbow Sale and Leaseback.

The Company recorded a gain on derivatives of $28.4 million in the third quarter 2022, which includes an unrealized gain of $27.3 million This compares to a gain on derivatives for the second quarter 2022 of $14.5 million, which includes an unrealized gain of $15.4 million. In both quarters there was a positive development in interest rates, resulting in an increase in the fair value of our interest rate swap derivatives.

The Company recorded a foreign exchange loss of $0.9 million in the third quarter 2022, compared to a loss of $1.0 million in the second quarter 2022.

Other financial items were an expense of $0.1 million in the third quarter 2022, compared to an expense of $0.3 million in the second quarter 2022.

Net income for the third quarter 2022 was $46.6 million and basic earnings per share of $0.88, compared to a net income of $44.3 million and basic earnings per share of $0.83 for the second quarter 2022.

Adjusted EBITDA2 was $70.9 million for the third quarter 2022, compared to $66.1 million for the second quarter 2022.
2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

6	Flex LNG Ltd. Third Quarter Results 2022

Adjusted net income3 for the third quarter 2022 was $42.2 million and adjusted earnings per share $0.79, compared to an adjusted net income of $31.6 million and adjusted earnings per share of $0.60 for the second quarter 2022.

The time charter equivalent rate3 for the third quarter 2022 was $75,941 per day compared to $70,707 per day for the second quarter 2022.

Results for the nine months ended September 30, 2022 and September 30, 2021
Vessel operating revenues were $250.0 million for the nine months ended September 30, 2022 compared to $228.9 million for the nine months ended September 30, 2021. The Flex Vigilant was delivered in May 2021 and therefore had more available days in the nine months to September 30, 2022 compared to 2021, resulting in increased revenues. Furthermore, a higher proportion of Our Fleet was on long-term fixed rate time charters in 2022 compared to 2021 at improved rates, which has reduced the effect of normal seasonal lows in the second quarter, which typically decreases revenues. In 2021, however, the Company had more vessels exposed to a strong spot market in January and February 2021, which had an offsetting effect on revenues earned due the decline of the spot market to date in 2022.

Voyage expenses were $2.3 million for the nine months ended September 30, 2022 compared to $2.3 million for the nine months ended September 30, 2021.

Vessel operating expenses were $47.2 million for the nine months ended September 30, 2022, compared to $45.2 million for the nine months ended September 30, 2021. In the nine months ended September 30, 2022, there was an out-of-period adjustment in relation to management fees, which reduced the total expense by $2.9 million. Excluding this adjustment, there was an increase in vessel operating expenses. This is explained by the increase in Our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021; the 2021 overstatement of management fees; and associated vessel costs such as crew, services and repairs.

Administrative expenses were $6.9 million for the nine months ended September 30, 2022 compared to $5.9 million for the nine months ended September 30, 2021.

Depreciation for the nine months ended September 30, 2022 amounted to $54.0 million compared to $51.6 million for the nine months ended September 30, 2021. The increase in depreciation is due to the increase in Our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021.

3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

7	Flex LNG Ltd. Third Quarter Results 2022

Interest income was $0.9 million in the nine months ended September 30, 2022, compared to $0.0 million in the nine months ended September 30, 2021. The increase is primarily due to the increase in the floating rate of interest and increase in the Company's cash on account.

Interest expenses were $52.1 million in the nine months ended September 30, 2022, compared to $41.9 million in the nine months ended September 30, 2021. The increase in interest is partly due to the increase in Our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021, as well as the increase in the floating rate of interest, based on SOFR and LIBOR.

Extinguishment costs of long-term debt were $14.4 million in the nine months ended September 30, 2022, compared to $nil in the nine months ended September 30, 2021. The Company recorded costs of $12.6 million upon the re-delivery of Flex Enterprise and Flex Endeavour from Hyundai Glovis, which included $10.9 million of extinguishment costs paid on long-term debt and $1.7 million write-off of unamortized debt issuance costs. The Company also recorded a write-off of unamortized debt issuance costs of $1.7 million relating to the re-financing of; the $100 Million Facility, $250 Million Facility, the Flex Rainbow Sale and Leaseback.

The Company recorded a net gain on derivatives of $74.8 million in the nine months ended September 30, 2022, which includes an unrealized gain of $76.1 million and a realized loss on termination of derivatives of $1.3 million. The positive development of interest rates in the period has resulted in this increase in the fair value of our interest rate swap derivatives. This compares to a net gain on derivatives of $11.0 million in the nine months ended September 30, 2021, which includes an unrealized gain of $16.2 million and a realized loss of $5.1 million.

The Company recorded a foreign exchange loss of $1.9 million in the nine months ended September 30, 2022, compared to a loss of $0.1 million in the nine months ended September 30, 2021. This is due to the strengthening of the US Dollar negatively impacting cash held in our other currencies.

Other financial items were $0.4 million in the nine months ended September 30, 2022, compared to a $0.1 million in the nine months ended September 30, 2021.

The Company reported a net income of $146.6 million and basic earnings per share of $2.76 for the nine months ended September 30, 2022, compared to a net income of $92.8 million and basic earnings per share of $1.74 for the nine months ended September 30, 2021.

Adjusted EBITDA4 for the nine months ended September 30, 2022, was $193.3 million compared to $175.3 million for the nine months ended September 30, 2021.
4 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

8	Flex LNG Ltd. Third Quarter Results 2022

Adjusted net income5 for the nine months ended September 30, 2022, was $96.2 million and adjusted earnings per share $1.81, compared to an adjusted net income of $76.7 million and adjusted earnings per share of $1.44 for the nine months ended September 30, 2021.

The time charter equivalent rate5 for the nine months ended September 30, 2022, was $69,809 per day compared to $67,048 per day for the nine months ended September 30, 2021.

Cash Flow for the three months ended September 30, 2022, and June 30, 2022
Total cash, cash equivalents and restricted cash was $271.2 million as at September 30, 2022, compared to $283.7 million for the three months ended June 30, 2022.

Net cash provided by operating activities in the third quarter 2022 was $71.9 million, compared to $52.1 million in the second quarter 2022. Net cash provided by operating activities for the third quarter 2022 included net income, after adjusting for non-cash items, of $50.7 million compared to $54.0 million in the second quarter 2022. The Company had positive working capital adjustments of $21.2 million for the third quarter 2022, compared to negative working capital adjustments of $1.8 million in the second quarter 2022.

Net cash used in investing activities in the third quarter 2022 was $0.0 million, compared to $0.0 million used in investing activities in the second quarter 2022.

Net cash used in financing activities was $83.5 million in the third quarter 2022, compared to $57.0 million provided by financing activities in the second quarter 2022. Net cash used in financing activities in the third quarter 2022 includes the drawdown and subsequent repayment of $125.0 million under the $375 Million Facility, a drawdown of $150.0 million under the $150 Million Facility and a drawdown of $125.0 million under the term tranche of the $375 Million Facility. This was offset by regular repayments of long-term debt of $26.4 million, prepayment of long-term debt of $263.1 million in relation to the termination of the Hyundai Glovis Sale and Charterback and financing costs of $2.0 million. The Company also incurred realized extinguishment costs following the termination of the Hyundai Glovis Sale and Charterback, amounting to $10.9 million. Furthermore, the Company recorded cash proceeds on the termination of derivative instruments of $9.4 million. Net cash provided by financing activities in the second quarter 2022 includes the drawdown of $250.0 million under the revolving tranche of the $375 Million Facility and gross proceeds of $320.0 million from the $320 Million Sale and Leaseback. This was offset by regular repayments of long-term debt of $13.7 million, prepayment of long-term debt of $452.0 million in relation to the termination of the $100 Million Facility, $250 Million Facility and Flex Rainbow Sale and Leaseback and financing costs of $7.4 million.

5 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

9	Flex LNG Ltd. Third Quarter Results 2022

Dividend payments were $66.4 million in the third quarter 2022, compared to $39.9 million in the second quarter 2022. This increase is due to the declaration of a special dividend in August 2022 that was distributed to shareholders, whereby the dividend rate of $0.75 per share was increased to $1.25 per share.

Balance Sheet as at September 30, 2022
In the nine months ended September 30, 2022, there was depreciation of $54.0 million, bringing the net book value of vessels and equipment to $2,288.1 million as at September 30, 2022 compared to $2,342.2 million as at December 31, 2021.

As at September 30, 2022, total long term debt was $1,694.1 million, compared to $1,633.4 million as at December 31, 2021, of which the current portion of long-term debt was $93.8 million and $81.5 million respectively. The increase in long term debt is due to the drawdown of $320 million under the $320 Million Sale and Leaseback; the drawdown of $125 million under the term tranche and $250 million revolving tranches of the $375 Million Facility; the drawdown of $150 million under the $150 Million Facility; the write-off and amortization of debt issuance costs of $6.5 million. This was offset by the prepayment of $217.2 million under the $250 Million Facility; $128.0 million under the Flex Rainbow Sale and Leaseback; $106.8 million under the $100 Million Facility and $263.1 million under the Hyundai Glovis Sale and Charterback; regular repayments of debt of $68.7 million; additions to debt issuance costs of $6.4 million; and the scheduled reduction of the revolving tranche under the $100 Million Facility of $0.7 million.

As at September 30, 2022, total equity was $891.0 million compared to $889.4 million as at December 31, 2021. The increase in equity consists of net income in the nine months ended September 30, 2022 of $146.6 million, the share-based compensation expenses of $1.2 million less dividends paid of $146.1 million.

10	Flex LNG Ltd. Third Quarter Results 2022

LNG Market Update
The LNG freight market continued its upward trajectory during the third quarter, both for the LNGC term and the LNGC spot freight rates. Both remains at unchartered territory, having set successive record-breaking levels throughout 2022, driven primarily by charterers’ increased willingness to pay for freight due to high product prices and profitable arbitrage trades.

Spot rates in the third quarter started off from a low base, due to the Freeport terminal outage from June. Spot freight rates for modern LNGCs (two-stroke vessels) were $75 thousand dollars per day ("kdpr") in July, reaching above $200kpdr by September. Freight rates per end-October were trading at $500kpdr for two-stroke vessels, while TFDEs were trading at approximately $400kpdr. There are currently few trades concluded and limited liquidity in the market due few available vessels. The one-year time-charter increased from $140kpdr in July to above $200kpdr by September, while the three-year charter and the five-year charter remain stable, quoted by brokerage firms at $130kpdr and $110kpdr.

Europe has succeeded in building their natural gas inventories, despite diminishing flows through the Russian pipelines. As per end-October, the inventories stood near 95% full, boosted by continued build in October due to mild weather. Total inventories were just above 1,000TWh, which compares to EU natural gas consumption of c4,300TWh in 2021, according to BP. Adding to this, Europe held approximately 5 million cubic meters of LNG in storage. More than half of the LNG on floating storage to Europe is stored outside Spain. LNG imports have been pushing forward at full steam, shoring up the shortfall from reduced gas imports from Russia. LNG imports for the first nine months of 2022 amounted to 91 million tonnes, which is up 34 million tonnes or 59% on the same period of 2021. EU import of Russian gas through pipelines is nearly depleted, save for some flows on the Brotherhood pipeline. However, Russian pipeline imports amounted to nearly 30m tonnes of LNG equivalent during the first half of 2022.

With relatively decent inventory levels and a mild October, European gas prices have fallen on the prompt end of the curve, incentivizing floating storage. The forward curve now indicates a steepening contango near-term, with spot TTF prices around $30 per million British thermal units ("mmBtu") compared to just above $40/mmBtu for the first few months of 2023. Delivered LNG at the Northwest Europe Market ("NWE") price is indicated just above $20/mmBtu for December. The TTF forward price through 2025 continues to trade at a premium to the Asian LNG price.

The ongoing global shift of LNG volumes, with Europe increasing its imports, leads to lower underlying utilization in the LNG shipping space. On our estimates, tonne mile demand for the first nine months of 2022 was lower than the same period of 2021 despite overall volume growth of 5%. This number does not include the effect of floating storage, which has peaked recently as Europe continues its efforts to overcome LNG import bottlenecks. By the end of October, there were 40 LNGCs used for floating storage globally, according to Kpler, most of which were waiting outside Europe. This constitutes more than 6% of the trading fleet.

11	Flex LNG Ltd. Third Quarter Results 2022

The LNGC ordering spree did not stall after a record first half of 2022. 35 LNGC orders were placed at yards, adding to 91 vessels ordered in H1’22. According to industry sources, 59 of this year’s orders have been in relation the Qatar Energy newbuilding program. The orderbook to fleet ratio is 43%, up from 40% at the end of the second quarter. Of the approximately 270 strong LNGC order book, approximately 30 remain uncommitted.

Looking into 2023, we expect to see continued strong LNG demand from Europe, which will try to rebuild inventories during the 2023 with very limited flows from Russian pipelines. This would leave the continent willing to pay up for available spot cargoes, maintaining its role as the premium market. Their ability to source sufficient cargoes from the spot market hinges partially on the winter weather. According to forecasts from the National Oceanic and Atmospheric Administration (NOAA) there is a 75% chance for a third consecutive La Niña this winter, normally bringing colder than average temperatures to the northern hemisphere. This could lead to a situation where Asia opts to keep its long term contracted cargoes for domestic use, hence not re-selling to Europe, which in turn could lead to fast depleting inventories and volatile gas prices.

Deliveries from the order book in 2023 are likely to surpass 40 vessels, well ahead of the c25 scheduled for delivery for the full year 2022. With liquefaction growth in 2023 below or in line with 2022, underlying utilization in the LNG carrier market could fall, despite a return of Freeport volumes in 2023. However, the physical market for natural gas looks likely to remain very tight. For shipowners, we believe this translates to a continued strong term charter market and a volatile spot market. Adding to this, new regulations by the International Maritime Organization could lead to supply side disruptions, which have the potential to partially offset deliveries from the order book.

12	Flex LNG Ltd. Third Quarter Results 2022

Third Quarter 2022 Result Presentation
Flex LNG will release its financial results for the third quarter 2022 on Tuesday November 15, 2022.

In connection with the earnings release, a video webcast will be held at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link: https://events.webcast.no/viewer-registration/AFsFIAbO/register

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

13	Flex LNG Ltd. Third Quarter Results 2022

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns,

14	Flex LNG Ltd. Third Quarter Results 2022

potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflict between Russia and Ukraine, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

15	Flex LNG Ltd. Third Quarter Results 2022

Board of Directors of Flex LNG Ltd.

November 15, 2022

David McManus
Chairman of the Board of Directors

Steen Jakobsen
Director

Ola Lorentzon
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

16	Flex LNG Ltd. Third Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2022	2022	2021	2022	2021
Vessel operating revenues		91,260	84,158	81,756	249,988	228,859
Voyage expenses		(434)	(512)	(20)	(2,300)	(2,297)
Vessel operating expenses		(17,492)	(15,367)	(15,503)	(47,210)	(45,218)
Administrative expenses		(2,334)	(1,820)	(1,658)	(6,851)	(5,910)
Depreciation	7	(18,204)	(18,007)	(18,200)	(54,020)	(51,561)
Operating income		52,796	48,452	46,375	139,607	123,873
Interest income		649	267	8	945	20
Interest expense		(21,563)	(15,856)	(14,322)	(52,058)	(41,856)
Extinguishment of long-term debt	9	(12,631)	(1,724)	—	(14,355)	—
Gain/(loss) on derivatives	10	28,449	14,494	865	74,807	11,017
Foreign exchange (loss)/gain		(947)	(1,049)	(78)	(1,921)	(121)
Other financial items		(139)	(313)	(50)	(363)	(130)
Income before tax		46,614	44,271	32,798	146,662	92,803
Income tax (expense)/benefit		(27)	(11)	8	(54)	(28)
Net income		46,587	44,260	32,806	146,608	92,775

Earnings per share:
Basic	3	0.88	0.83	0.62	2.76	1.74
Diluted	3	0.87	0.83	0.62	2.74	1.74

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2022	2022	2021	2022	2021
Net income		46,587	44,260	32,806	146,608	92,775
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		46,587	44,260	32,806	146,608	92,775

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. Third Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		September 30,	June 30,	December 31,
	Note	2022	2022	2021
ASSETS
Current assets
Cash and cash equivalents	4	271,124	283,658	200,652
Restricted cash	4	44	47	518
Inventory		4,910	4,924	6,453
Other current assets	5	11,451	20,375	17,040
Receivables due from related parties	12	80	356	228
Total current assets		287,609	309,360	224,891

Non-current assets
Derivative instruments	10	67,820	49,862	5,862
Vessels and equipment, net	7	2,288,149	2,306,352	2,342,165
Other fixed assets		4	4	3
Total non-current assets		2,355,973	2,356,218	2,348,030
Total Assets		2,643,582	2,665,578	2,572,921

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	93,805	75,510	81,472
Derivative instruments	10	—	—	4,764
Payables due to related parties	12	455	225	348
Accounts payable		5,150	2,835	2,016
Other current liabilities	6	52,867	43,432	42,987
Total current liabilities		152,277	122,002	131,587

Non-current liabilities
Long-term debt	8,9	1,600,257	1,633,703	1,551,947
Total non-current liabilities		1,600,257	1,633,703	1,551,947
Total Liabilities		1,752,534	1,755,705	1,683,534

Equity
Share capital (September 30, 2022: 54,110,584 (June 30, 2022 and December 31, 2021: 54,110,584) shares issued, par value $0.10 per share)	13	5,411	5,411	5,411
Treasury shares at cost (September 30, 2022: 838,185 (June 30, 2022: 967,509 and December 31, 2021: 980,000))	14	(8,082)	(9,329)	(9,449)
Additional paid in capital	15	1,188,886	1,189,110	1,189,060
Accumulated deficit		(295,167)	(275,319)	(295,635)
Total equity		891,048	909,873	889,387
Total Equity and Liabilities		2,643,582	2,665,578	2,572,921

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. Third Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2022	2022	2021	2022	2021

OPERATING ACTIVITIES
Net income		46,587	44,260	32,806	146,608	92,775
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,204	18,007	18,200	54,020	51,561
Amortization of debt issuance costs		949	965	1,298	3,051	3,678
Extinguishment of long-term debt		12,631	1,724	—	14,355	—
Change in fair value of derivative instruments	10	(27,346)	(15,389)	(2,699)	(76,110)	(16,166)
Foreign exchange loss/(gain)		947	(20)	68	907	111
Share-based payments	15	89	76	62	259	(20)
Prepaid financing costs		214	4,369	—	4,593	—
Capitalized debt issuance costs		(1,564)	—	—	(1,564)	(4,029)
Other		27	—	(47)	8	(155)
Changes in operating assets and liabilities, net:
Inventory		14	282	(1,840)	1,543	(2,259)
Other current assets	5	8,924	(6,409)	(3,617)	5,589	12,558
Receivables due from related parties	12	276	(227)	358	148	2
Payables due to related parties	12	230	(204)	37	107	101
Accounts payable		2,315	(1,170)	2,765	3,134	57
Other current liabilities	6	9,435	5,881	(3,104)	9,880	(2,727)
Net cash provided by operating activities		71,933	52,145	44,287	166,529	135,487

INVESTING ACTIVITIES
Purchase of other fixed assets		(1)	(3)	(2)	(5)	(4)
Additions to vessels and equipment, net		—	—	260	—	(265,913)
Net cash (used in)/provided by investing activities		(1)	(3)	258	(5)	(265,917)

FINANCING ACTIVITIES
Purchase of treasury shares	14	—	—	(2,152)	—	(7,788)
Repayment of long-term debt	9	(26,419)	(13,687)	(26,472)	(68,721)	(58,986)
Proceeds from revolving credit facility	9	125,000	250,000	69,738	438,421	251,186
Repayment of revolving credit facility	9	(125,000)	—	(70,395)	(189,079)	(208,158)
Prepayment of long-term debt	9	(263,067)	(451,998)	—	(715,065)	—
Proceeds from long-term debt	9	275,000	320,000	—	595,000	223,290
Extinguishment costs paid on long-term debt	9	(10,933)	—	—	(10,933)	—
Proceeds from termination of derivative instruments	10	9,388	—	—	9,388	—
Financing costs		(1,962)	(7,433)	—	(9,415)	(1,269)
Net proceeds from issuance of treasury shares	15	934	—	—	934	—
Dividends paid	3	(66,435)	(39,857)	(21,287)	(146,140)	(58,688)
Net cash (used in)/provided by financing activities		(83,494)	57,025	(50,568)	(95,610)	139,587

Effect of exchange rate changes on cash		(975)	30	(21)	(915)	44
Net (decrease)/increase in cash, cash equivalents and restricted cash		(12,537)	109,197	(6,044)	69,998	9,201

19	Flex LNG Ltd. Third Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Nine months ended
		September 30,	June 30,	September 30,	September 30,	September 30,
	Note	2022	2022	2021	2022	2021

Cash, cash equivalents and restricted cash at the beginning of the period	4	283,705	174,508	144,207	201,170	128,962
Cash, cash equivalents and restricted cash at the end of the period	4	271,168	283,705	138,163	271,168	138,163

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. Third Quarter Results 2022

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the nine months ended September 30, 2021:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2021	53,907,787	5,411	(1,661)	1,190,333	(358,908)	835,175
Shares repurchased	(597,203)	—	(5,257)	—	—	(5,257)
Share-based payments	—	—	—	72	—	72
Net Income	—	—	—	—	47,228	47,228
Dividends Paid	—	—	—	—	(16,085)	(16,085)
At March 31, 2021	53,310,584	5,411	(6,918)	1,190,405	(327,765)	861,133
Shares repurchased	(27,344)	—	(379)	—	—	(379)
Share-based payments	—	—	—	(154)	—	(154)
Net Income	—	—	—	—	12,741	12,741
Dividends Paid	—	—	—	—	(21,316)	(21,316)
At June 30, 2021	53,283,240	5,411	(7,297)	1,190,251	(336,340)	852,025
Shares repurchased	(152,656)	—	(2,152)	—	—	(2,152)
Share-based payments	—	—	—	62	—	62
Net Income	—	—	—	—	32,806	32,806
Dividends Paid	—	—	—	—	(21,287)	(21,287)
At September 30, 2021	53,130,584	5,411	(9,449)	1,190,313	(324,821)	861,454

For the nine months ended September 30, 2022:

	Number of shares outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2022	53,130,584	5,411	(9,449)	1,189,060	(295,635)	889,387
Share-based payments	—	—	—	94	—	94
Net Income	—	—	—	—	55,761	55,761
Dividends Paid	—	—	—	—	(39,848)	(39,848)
At March 31, 2022	53,130,584	5,411	(9,449)	1,189,154	(279,722)	905,394
Distributed treasury shares	12,491	—	120	(120)	—	—
Share-based payments	—	—	—	76	—	76
Net Income	—	—	—	—	44,260	44,260
Dividends Paid	—	—	—	—	(39,857)	(39,857)
At June 30, 2022	53,143,075	5,411	(9,329)	1,189,110	(275,319)	909,873
Distributed treasury shares	129,324	—	1,247	(313)	—	934
Share-based payments	—	—	—	89	—	89
Net Income	—	—	—	—	46,587	46,587
Dividends Paid	—	—	—	—	(66,435)	(66,435)
At September 30, 2022	53,272,399	5,411	(8,082)	1,188,886	(295,167)	891,048

The accompanying notes are an integral part of these condensed consolidated financial statements.

21	Flex LNG Ltd. Third Quarter Results 2022

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2021 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2022.

Out-of-Period Correction
In the nine months ended September 30, 2022, we recorded two out-of-period adjustments to prospectively correct prior period accounting errors relating to the overstating of our technical ship management fees of $1.0 million and $1.9 million within vessel operating expenses for the years ended December 31, 2020 and 2021 respectively. As a result of the adjustments, in the nine months ended September 30, 2022, we recorded a decrease in our vessel operating expenses and a decrease to our other current liabilities by an aggregate of $2.9 million. This adjustment increased the Company's net income by $2.9 million in the nine months ended September 30, 2022. We evaluated the impacts of the out-of-period adjustments to correct the errors for the years ended December 31, 2020 and 2021, both individually and in aggregate. We concluded that the adjustments were not material to our current period financial statements.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

22	Flex LNG Ltd. Third Quarter Results 2022

Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through to December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

23	Flex LNG Ltd. Third Quarter Results 2022

(figures in thousands of $, except per share data)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Net income	46,587	44,260	32,806	146,608	92,775

Weighted average number of ordinary shares	53,171,086	53,143,075	53,178,392	53,148,397	53,383,041
Share options	332,935	305,334	47,781	318,666	19,014
Weighted average number of ordinary shares, adjusted for dilution	53,504,021	53,448,409	53,226,173	53,467,063	53,402,055

Earnings per share:
Basic	0.88	0.83	0.62	2.76	1.74
Diluted	0.87	0.83	0.62	2.74	1.74

Dividends paid per share	(1.25)	(0.75)	(0.40)	(2.75)	(1.20)

On August 23, 2022, the Company’s Board of Directors declared a cash dividend for the second quarter of 2022 of $0.75 per share. This dividend was paid on or around September 13, 2022, to shareholders on record as of September 8, 2022.

Also on August 23, 2022, the Company’s Board of Directors declared a cash dividend for the second quarter of 2022 of $0.50 per share, in addition to the dividend referenced in the immediately preceding paragraph. This dividend was a special, one-time dividend and was paid on or around September 13, 2022, to shareholders on record as of September 8, 2022.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2022	2022	2021
Cash and cash equivalents	271,124	283,658	200,652
Restricted cash	44	47	518
	271,168	283,705	201,170

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

24	Flex LNG Ltd. Third Quarter Results 2022

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2022	2022	2021
Trade accounts receivable, net	176	6,160	5,270
Accrued income	1,632	3,259	7,005
Prepaid expenses	6,982	8,729	2,487
Other receivables	2,661	2,227	2,278
	11,451	20,375	17,040

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2022	2022	2021
Accrued expenses	18,843	14,563	12,607
Deferred charter revenue	32,039	28,551	26,873
Other current liabilities	1,738	39	2,901
Provisions	247	279	606
	52,867	43,432	42,987

Note 7: Vessels and equipment, net
Movements in the nine months ended September 30, 2022 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2022	2,467,470	32,500	2,499,970
At September 30, 2022	2,467,470	32,500	2,499,970

Accumulated depreciation
At January 1, 2022	(143,923)	(13,882)	(157,805)
Charge	(49,158)	(4,858)	(54,016)
At September 30, 2022	(193,081)	(18,740)	(211,821)

Net book value
At January 1, 2022	2,323,547	18,618	2,342,165
At September 30, 2022	2,274,389	13,760	2,288,149

25	Flex LNG Ltd. Third Quarter Results 2022

Note 8: Capital commitments

As of September 30, 2022, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback(1)	Period repayment	Balloon repayment	Total
1 year	34,239	63,816	—	98,055
2 years	34,541	63,816	—	98,357
3 years	34,815	63,816	—	98,631
4 years	35,121	64,984	257,000	357,105
5 years	35,438	69,764	—	105,202
Thereafter	432,191	148,432	375,000	955,623
Total	606,345	474,628	632,000	1,712,973

(1) Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of the respective charters. Vessel's collateralized under these financing arrangements include Flex Volunteer, Flex Amber, Flex Courageous and Flex Constellation as at September 30, 2022.

26	Flex LNG Ltd. Third Quarter Results 2022

Note 9: Long-term debt

Hyundai Glovis Sale and Charterback
In August and September 2022, in connection with the Company's exercise of its call options in June 2022, the vessels Flex Enterprise and Flex Endeavour were re-delivered to the Company. The Company paid an option price of $137.0 million per vessel on settlement. At the date of settlement, the long-term debt for Flex Enterprise and Flex Endeavour had net carrying values of $131.0 million and $130.4 million, respectively. As a result, the Company recorded costs of long-term debt of $12.6 million, which included $10.9 million of extinguishment costs paid on long-term debt and $1.7 million write-off of unamortized debt issuance costs.

$375 Million Facility
In March 2022, the Company signed a $375 million term and revolving credit facility with a syndicate of banks. The facility is comprised of a $125 million term loan with a 6 year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility bears interest at SOFR plus a margin of 210 basis points per annum. The commitments under the facility are split as $41.7 million under the term loan tranche and $83.3 million under the revolving credit facility tranche per vessel.

In September 2022, the Company made the final drawdown under the term facility of $125 million upon re-delivery of Flex Endeavour from Hyundai Glovis, as discussed above. As at September 30, 2022, the net outstanding balance under the facility was $373.5 million.

$150 Million Facility
In September 2022, the Company signed a $150 million term loan facility ("Flex Enterprise Term Facility") with a syndicate of banks as part of the financing of the vessel Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million ("Tranche A") and a non-amortizing tranche of $83.7 million ("Tranche B") and has an interest of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A will amortize in full over the tenor of the facility. Tranche B will be repaid on the final maturity date, hence the average age adjusted repayment profile is 20 years for the facility. The tenor of the facility is 6.75 years, back to back with the employment contract with the supermajor for the Flex Enterprise.

The facility contains financial covenants which require the Company on a consolidated basis to maintain: a book equity ratio of minimum 0.20 to 1.00; positive working capital; and minimum liquidity of the higher of $25 million and 5% of our total interest bearing financial indebtedness net of cash and cash equivalents. The facility also contains a collateral maintenance test, necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.

27	Flex LNG Ltd. Third Quarter Results 2022

As at September 30, 2022, the net outstanding balance under the facility was $148.3 million.

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on a total amortized notional principal of $710.0 million as per September 30, 2022 (December 31, 2021: $677.8 million).

In August 2022, the Company terminated three interest rate swap agreements with an amortized aggregate notional principal of $143.4 million. The terminated swaps had a weighted average fixed interest of 0.92% swapped for LIBOR and a weighted average remaining duration of 2.92 years. The terminated swaps had a positive fair value position at the date of termination of $9.4 million.

In July and August 2022, the Company terminated three interest rate swap agreements, with an aggregate notional principal of $150.0 million. The terminated swaps had a weighted average fixed interest of 1.31% swapped for LIBOR and a remaining duration of 2.72 years. The terminated swaps each had a positive fair value position at the date of termination, which was concurrently used to enter into three new interest rate swap agreements, swapping variable rate interest based on SOFR to a weighted average fixed rate of interest of 2.11% for an aggregate notional amount of $150.0 million with a ten-year duration.

28	Flex LNG Ltd. Third Quarter Results 2022

Our interest rate swap contracts as of September 30, 2022, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate	Reference Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%	LIBOR
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	LIBOR
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%	LIBOR
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%	LIBOR
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%	LIBOR
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	LIBOR
Receiving floating, pay fixed	75,000	June 2022	June 2032	2.75%	SOFR
Receiving floating, pay fixed	50,000	February 2022	February 2032	1.82%	SOFR
Receiving floating, pay fixed	50,000	March 2022	March 2032	1.80%	SOFR
Receiving floating, pay fixed	100,000	March 2026	March 2032	1.26%	SOFR
Receiving floating, pay fixed	25,000	June 2022	June 2032	1.09%	SOFR
Receiving floating, pay fixed	50,000	August 2022	August 2032	2.27%	SOFR
Receiving floating, pay fixed	50,000	July 2022	July 2032	2.15%	SOFR
Receiving floating, pay fixed	50,000	July 2022	July 2032	1.91%	SOFR
	710,000

Movements in the nine months ended September 30, 2022 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total

At January 1, 2022	5,862	(4,764)	1,098
Change in fair value of derivative instruments	71,346	4,764	76,110
Proceeds from termination of derivative instruments	(9,388)	—	(9,388)
At September 30, 2022	67,820	—	67,820

Gain/(loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Change in fair value of derivative instruments	27,346	15,389	2,699	76,110	16,166
Realized gain/(loss) on derivative instruments	1,103	(895)	(1,834)	(1,303)	(5,149)
Gain/(loss) on derivatives	28,449	14,494	865	74,807	11,017

29	Flex LNG Ltd. Third Quarter Results 2022

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at September 30, 2022 and December 31, 2021, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

30	Flex LNG Ltd. Third Quarter Results 2022

(figures in thousands of $)		September 30,		December 31,
		2022		2021
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	271,124	271,124	200,652	200,652
Restricted cash	Level 1	44	44	518	518
Derivative instruments receivable	Level 2	67,820	67,820	5,862	5,862
Derivative instruments payable	Level 2	—	—	(4,764)	(4,764)
Floating rate debt	Level 2	(1,541,366)	(1,558,472)	(1,206,522)	(1,221,603)
Fixed rate debt	Level 2	(152,696)	(156,329)	(426,897)	(465,287)

There have been no transfers between different levels in the fair value hierarchy during the nine months ended September 30, 2022.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

Note 12: Related party transactions
Related Party Balances
A summary of balances due from related parties at September 30, 2022, June 30, 2022 and December 31, 2021 are as follows:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2022	2022	2021
Seatankers Management Norway AS	16	16	18
Frontline Ltd	—	—	162
Frontline Management (Bermuda) Limited	—	282	—
Frontline Management AS	26	12	1
SFL Corporation Ltd	—	2	—
Northern Ocean Limited	31	37	47
Sloane Square Capital Holdings Ltd	7	7	—
	80	356	228

31	Flex LNG Ltd. Third Quarter Results 2022

A summary of balances due to related parties at September 30, 2022, June 30, 2022 and December 31, 2021 are as follows:

(figures in thousands of $)
	September 30,	June 30,	December 31,
	2022	2022	2021
Frontline Management (Bermuda) Limited	(31)	—	(85)
SFL Corporation Ltd	(1)	—	(1)
Seatankers Management Co. Ltd	(56)	(43)	—
Frontline Corporate Services Ltd	(5)	(24)	(30)
Flex LNG Fleet Management AS	(293)	(158)	(232)
Front Ocean Management Ltd	(69)	—	—
	(455)	(225)	(348)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Administration services fees
Seatankers Management Co. Ltd	(55)	(66)	(61)	(98)	(83)
Front Ocean Management AS	(45)	(53)	—	(151)	—
Front Ocean Management Ltd	(69)	(82)	—	(151)	—
Frontline Management (Bermuda) Limited	(36)	(142)	(58)	(242)	(191)
Golden Ocean Management AS	—	—	(1)	—	(1)

Technical Management fees
Flex LNG Fleet Management AS	(864)	(706)	(758)	(2,585)	(2,424)

Office facilities
Seatankers Management Norway AS	(16)	(13)	(15)	(44)	(60)
Frontline Management AS	—	(1)	(54)	10	(184)

Chartering services fees
FS Maritime SARL	—	—	(46)	(32)	(303)

Accounting support income
Northern Ocean Limited	2	2	2	6	5
Sloane Square Capital Holdings Ltd	—	2	—	6	—
Avance Gas Trading Limited	—	—	—	2	—

Total related party transactions	(1,083)	(1,059)	(992)	(3,279)	(3,241)

Note 13: Share capital
The Company had an issued share capital at September 30, 2022 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2021: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

32	Flex LNG Ltd. Third Quarter Results 2022

Note 14: Treasury shares
As of September 30, 2022, the Company holds an aggregate of 838,185 shares at a cost of $8.1 million, with a weighted average cost of $9.64 per share, pursuant to the buy-back program which ceased in November 2021.

Note 15: Share based compensation
In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and settled by the Company through the transfer of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The adjusted exercise price at the date of exercise was $4.90 (or NOK 42.84 ), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.
In May, 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.
In September 2022, 146,250 share options, under the September 2021 Tranche, were exercised by holders and settled by the Company through the transfer of 129,324 treasury shares. Øystein M. Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, exercised 62,500 share options and subsequently sold 62,500 ordinary shares. Following this exercise, Mr. Kalleklev holds 50,000 ordinary shares and 187,500 share options in the Company. Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, exercised 30,000 share options and subsequently sold 30,000 ordinary shares. Following the exercise, Mr. Traaholt holds 90,000 share options in the Company.
As at September 30, 2022, the Company had 488,750 outstanding non-vested share options (December 31, 2021: 615,000), with a weighted average adjusted exercise price of $13.62 (December 31, 2021: $14.21) and a weighted average remaining contractual term of 4.0 years (December 31, 2021: 4.6 years). The number of outstanding vested share options as at September 30, 2022 was nil (December 31, 2021: nil). Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent Events
In October 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $150.0 million. The terminated swaps had a weighted average fixed interest of 2.32% swapped for SOFR and a weighted average remaining duration of 9.7 years. The terminated swaps had a positive fair value position at the date of termination $14.4 million, which was paid to the Company.

33	Flex LNG Ltd. Third Quarter Results 2022

In October 2022, the Company terminated two interest rate swap agreements with an aggregate notional principal of $100.0 million. The terminated swaps had a weighted average fixed interest of 1.81% swapped for SOFR and a weighted average remaining duration of 9.4 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into a new interest rate swap agreement, swapping variable rate interest based on SOFR to a fixed rate of interest of 0.95% for a notional amount of $181.0 million with a 2.5 year duration.

In November 2022, the Company received a credit approved term sheet for a $150 million term loan facility for the re-financing of Flex Resolute. The facility has an interest of SOFR plus a margin of 175 basis points per annum and has a tenor of six years, which will amortize reflecting an age adjusted repayment profile of 21 years. The facility is subject to final documentation and customary closing conditions and is targeted to be drawn in the fourth quarter 2022, replacing the existing finance for the vessel under the $629 Million Facility.

In November 2022, the Company received a credit approved term sheet for two sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis, to re-finance their existing facilities, the Flex Amber Sale and Leaseback and $629 Million Facility, respectively. Under the terms of the two agreements, the vessels will be sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and the Company has the option to extend for an additional two years. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The agreements are subject to final documentation and customary closing conditions and are expected to be completed in the first quarter 2023.

On November 14, 2022, the Company’s Board of Directors declared a cash dividend for the third quarter of 2022 of $0.75 per share. This dividend will be paid on or around December 6, 2022, to shareholders on record as of December 1, 2022. The ex-dividend date will be November 30, 2022.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

34	Flex LNG Ltd. Third Quarter Results 2022

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Net income/(loss)	46,587	44,260	32,806	146,608	92,775
Interest income	(649)	(267)	(8)	(945)	(20)
Interest expense	21,563	15,856	14,322	52,058	41,856
Write-off of unamortized debt issuance costs	1,698	1,724	—	3,422	—
Income tax expense	27	11	(8)	54	28
Depreciation	18,204	18,007	18,200	54,020	51,561
EBITDA	87,430	79,591	65,312	255,217	186,200
Extinguishment costs paid on long-term debt	10,933	—	—	10,933	—
(Gain)/loss on derivatives	(28,449)	(14,494)	(865)	(74,807)	(11,017)
Foreign exchange (gain)/loss	947	1,049	78	1,921	121
Adjusted EBITDA	70,861	66,146	64,525	193,264	175,304

35	Flex LNG Ltd. Third Quarter Results 2022

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives* as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

36	Flex LNG Ltd. Third Quarter Results 2022

(Unaudited figures in thousands of $, except per share data)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Net income	46,587	44,260	32,806	146,608	92,775
Extinguishment of long-term debt	12,631	1,724	—	14,355	—
Change in assets of derivative instruments*	(17,958)	(15,389)	(2,699)	(66,722)	(16,166)
Foreign exchange (gain)/loss	947	1,049	78	1,921	121
Adjusted net income	42,207	31,644	30,185	96,162	76,730

Weighted average number of ordinary shares	53,171,086	53,143,075	53,178,392	53,148,397	53,383,041
Denominator for diluted earnings per share	53,504,021	53,448,409	53,226,173	53,467,063	53,402,055

Adjusted basic earnings per share	0.79	0.60	0.57	1.81	1.44
Adjusted diluted earnings per share	0.79	0.59	0.57	1.80	1.44

*The Company has changed the calculation of the Adjusted Net Income in the current quarter and prior period comparatives to deduct the changes in the assets/liabilities of derivative instruments from net income to arrive at adjusted net income. In prior quarters, the Company only deducted the gain/loss on derivatives from net income to arrive at adjusted net income. The Company has made this change in the calculations of adjusted net income due to the changing interest rate environment, reference rate change to SOFR and increased Company activities in the re-financings of long-term debt, which have resulted in the realized portions of gains/losses in derivatives becoming more material to the Company, whereas in previous periods this has not been material to the Company. The Company's management re-evaluated the calculation of the non-GAAP measure given the increasing materiality of realized gains/losses in the period to more accurately align with the Companies objective of representing the Companies underlying business and financial performance to investors in addition to closer aligning with peers.

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.

37	Flex LNG Ltd. Third Quarter Results 2022

While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Vessel operating revenues	91,260	84,158	81,756	249,988	228,859
Less:
Voyage expenses	(434)	(512)	(20)	(2,300)	(2,297)
Time charter equivalent income	90,826	83,646	81,736	247,688	226,562

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2022	2021	2022	2021
Time charter equivalent income	90,826	83,646	81,736	247,688	226,562

Fleet onhire days	1,196	1,183	1,196	3,548	3,379
Time charter equivalent rate	75,941	70,707	68,341	69,809	67,048

38	Flex LNG Ltd. Third Quarter Results 2022